Hogan Lovells US LLP 1735 Market Street, Floor 23 Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

August 7, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Christine Torney
        Daniel Gordon
        Daniel Crawford
Joe McCann

Re:     Salarius Pharmaceuticals, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed July 31, 2025
File No. 333-284368

Dear Ms. Torney and Messrs. Gordon, Crawford and McCann:

On behalf of Salarius Pharmaceuticals, Inc. (the “Company”), this letter is in response to your letter dated August 6, 2025, to the Company, relating to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-284368) (“Form S-1”), filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2025. The Company is concurrently filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”). The headings and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the comment letter and, to facilitate your review, we have reproduced the text of the comments in italics below.
Coverpage
1.We note your disclosure concerning the one-time reset provision applicable to the Series A Warrants. With reference to your disclosure on page 18, please revise the second paragraph to explain briefly that you intend to effect a reverse stock split shortly after the financing and Merger Closing.

Response: In response to the Staff’s comment, the Company has revised the disclosure starting on the cover page of Amendment No. 5 to explain briefly that the Company intends to effect a reverse stock split shortly after the financing and Merger Closing.

Summary of Transaction Steps, page 17
2.We refer to the disclosure on page 18 indicating your plan to conduct a reverse stock split to satisfy certain Nasdaq listing standards. We further note your disclosure that you have obtained shareholder approval necessary to conduct a reverse stock split at a ratio in the range of 1:4 to 1:40. Please revise to add a table to the Summary, where appropriate, to show the potential impacts of a reverse split conducted post-closing at the 1:4, 1:20 and 1:40 levels. In the table, please reflect the number of authorized shares, the number of post-closing common shares outstanding, the number reserved for future issuance, and the number of authorized but unissued and unreserved.
Response: In response to the Staff’s comment, the Company has revised the disclosure starting on page 36 of Amendment No. 5 to add a table showing the potential impacts of a reverse split conducted post-closing at the 1:4, 1:20 and 1:40 levels.

3.We refer to your disclosure in the final bullet point on page 18. Please revise to clarify, if true, that you intend to submit an initial listing application for the Nasdaq Capital Market and also identify the applicable listing standard.
Response: In response to the Staff’s comment, the Company has revised the disclosure starting on page 19 of Amendment No. 5 to clarify that the Company intends to submit an initial listing application for the Nasdaq Capital Market pursuant to Nasdaq Listing Rules 5505(a) and 5505(b)(1) (the “Equity Standard”).

Outstanding Shares, page 34
4.We note your disclosure indicating that you estimate the issuance of 25,789,853 shares of Salarius' common stock assuming the conversion of 25,789 shares of Series A Preferred Stock and Series B Preferred Stock to be issued at the Merger Closing. To the extent that the 25,789 figure is based on the exchange of some or all of the Decoy Promissory Notes, then please revise to clarify this point.
Response: In response to the Staff’s comment, the Company has revised the disclosure starting on page 35 of Amendment No. 5 to disclose the breakdown of how Decoy’s outstanding securities will convert into the Company’s common stock pursuant the exchange ratio set forth in the Merger Agreement. The revised disclosure also clarifies how much of Decoy’s outstanding notes will not convert into Company common stock in connection with the Merger Closing and the treatment of such remaining outstanding notes.

Notes to the Unaudited Pro Forma Consolidated Combined Financial Information
Note 5. Pro Forma Adjustments, page 226

5.Regarding pro forma adjustment (a), please tell us your accounting for the common warrants and the authoritative literature that supports your basis.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, after the Company determined that the common warrants to be issued in the financing will meet the definition of a derivative under Accounting Standard Codification (“ASC”) 815, the Company evaluated the classification of the common warrants in accordance with the authoritative guidance set forth in ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity. Specifically, the Company applied the two-step analysis outlined in ASC 815-40-15 and ASC 815-40-25 to determine whether the common warrants are:

1.indexed to the Company’s own stock, and

2.eligible for equity classification in the statement of financial position.
Upon review, the Company concluded that the common warrants fail the indexation test under ASC 815-40-15 due to the presence of a “Reverse Split Adjustment” provision. This clause automatically reduces the exercise price to the lowest VWAP during a five-day period following a reverse stock split, subject to a floor of 20% of the public offering price. Neither the occurrence of a reverse stock split, nor timing of such a split, would be considered standard inputs in a fixed-for-fixed valuation model and therefore equity classification is precluded. Additionally, because the nature of the adjustment is to provide the holder with downside protection following the reverse stock split, the common warrants are precluded from being equity-classified.
The Company also advises the Staff that the completion of the Qualified Financing and issuance of the common warrants (occurring during Step 1 of the Decoy transaction) will take place prior to the completion of the reverse stock split and the special stockholders’ meeting where the Preferred Stock issued in the Merger will be converted to Salarius common stock (Step 2 of the Decoy transaction, which is the “change of control date”). During the period of time between Step 1 and Step 2 of the Decoy transaction, the warrants will be liability-classified. After Step 2 of the Decoy transaction, the contingency associated with the price-reset associated with the reverse stock split will be settled, at which point the common warrants will become equity-classified. Given that the pro forma financial statements do not contemplate the period of time between Step 1 and Step 2 (i.e., they both occur on the same date for pro forma presentation), the common warrants have been presented as equity-classified on the pro forma financial statements.

Salarius respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (267) 675-4642. We thank you in advance for your attention to the above.

Sincerely,

/s/ Stephen M. Nicolai
Stephen M. Nicolai

cc:     Mark Rosenblum Chief Financial Officer, Salarius Pharmaceuticals, Inc.